Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

July 15, 2019

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 22, 2019

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2019 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Thursday, August 22, 2019, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purposes:
(1)

To re-elect each of (a) Mr. Alon Lumbroso and (b) Mr. Dov Ofer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified;

(2)

To elect each of (a) Mr. Stephen Nigro and (b) Mr. Ronen Samuel (our chief executive officer) for an initial two-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified, to fill the Class III director seats on our board of directors being vacated by Messrs. Eli Blatt and Marc Lesnick, who are resigning from those seats effective as of the conclusion of the Meeting;

(3)

To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2019 and for the additional period until our 2020 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation;

(4)

To ratify and clarify certain employment terms of Mr. Ronen Samuel, our chief executive officer, consisting of:

(a) a special bonus of up to three (3) months’ of base salary that may be granted to Mr. Samuel annually based on achievements to be determined by the Company’s board of directors that are not included in Mr. Samuel’s annual bonus plan (in a manner similar to what was previously provided to our former chief executive officer, Mr. Gabi Seligsohn), such that, with respect to 2018, Mr. Samuel would be entitled to a special bonus of NIS 137,000 (approximately US$38,600 as of the date hereof) under the foregoing bonus mechanism, in recognition of his leadership of the successful transition for the Company during the period following his appointment to replace Mr. Gabi Seligsohn as our chief executive officer; and

(b) acceleration of 50% of Mr. Samuel’s unvested equity grants upon a change of control of the Company that is followed by termination of Mr. Samuel’s employment under certain circumstances; and

(5)	To approve a one-time grant of options to purchase 100,000 ordinary shares for Mr. Ronen Samuel, our chief executive officer, subject to a four-year vesting schedule and certain other provisions under Mr. Samuel’s employment terms and the Company’s 2015 Incentive Compensation Plan.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2018, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2019, which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our board of directors unanimously recommends that you vote in favor of the above proposals, which are described in the proxy statement that will be distributed to you together with this Notice of 2019 Annual General Meeting of Shareholders.

Shareholders of record at the close of business on July 19, 2019 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 4(a), 4(b) and 5 (each of which relates to a compensatory matter for our chief executive officer) requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as to be described in our proxy statement for the Meeting) and do not have a conflict of interest (which is referred to under the Israeli Companies Law as a “personal interest,” as to be described in the proxy statement) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of 2019 Annual General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions for voting to be sent to you electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed or providing voting instructions via a physical voting instruction form, your vote must be received by noon, Eastern time, on August 21, 2019, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are voting online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on August 20, 2019. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the accompanying proxy statement and on the proxy card or voting instruction form to be sent to you. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on July 29, 2019, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors